Ur-Energy Inc. Appoints Vice President of Mining

Denver, Colorado (CCNMatthews – February 23, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or the “Company”) is pleased to announce the appointment of Wayne Heili as Vice President of Mining. Mr. Heili will head up the Casper, Wyoming production office and engineering team. Mr. Heili will be specifically responsible for the development of Ur-Energy’s Lost Creek and Lost Soldier uranium deposits.

Wayne Heili has a career spanning more than 19 years providing engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operations level positions with Total Minerals and COGEMA Mining at their properties in Wyoming and Texas. He was Operations Manager of COGEMA’s Wyoming In-Situ Recovery (ISR) projects from January 1998 until February 2004. Since then, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Inc., Energy Metals Corporation and Behre Dolbear as well as owned and managed an independent franchise location of a major water treatment company. His experience includes conventional and ISR uranium processing facility operations. Mr. Heili received a Bachelor of Science degree in Metallurgical Engineering from Michigan Technological University, with a mineral processing emphasis.

Bill Boberg, President and CEO states, “The Company is extremely pleased that Mr. Heili has accepted our invitation to join Ur-Energy’s highly experienced uranium team. We have the utmost confidence in his abilities to advance our Lost Creek and Lost Soldier operations to production.” Boberg adds, “With the strong team we have put into place, we are looking forward to the future successes of Ur-Energy, including becoming the next uranium producer in Wyoming.”

Ur-Energy is a dynamic junior mining company focused on development of uranium production from properties in the United States and exploration for uranium deposits in both the United States and Canada. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. The Company has its registered corporate office in Ottawa, Canada and its headquarters in Littleton, Colorado. The website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.